[Impac Commercial Holdings, Inc. letterhead]

October 14, 1999                                       Via Facsimile
                                                       213/488-3366


Philip A. Barach
President and Chief Executive Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California  90017

Daniel K. Osborne
Executive Vice President and Chief Operating Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California  90017

Gentlemen:

     We call your attention to Section 6.8 of the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 4, 1999 by and between Impac Commercial Holdings, Inc. ("ICH") and AMRESCO Capital Trust, which prohibits ICH or any of its representatives from, among other things, participating in or encouraging any discussion or negotiations regarding an Acquisition Proposal prior to the time the ICH Board has concluded in good faith that such proposal constitutes a Superior Proposal. As we have previously advised you, the entire Board (a majority of which has no affiliation with Fortress) is considering your proposal and has retained Bear Stearns & Co. Inc. to assist it in evaluating your proposal.

     As we informed you by telephone, Bear Stearns has not yet completed its analysis of your proposal. To complete its findings, Bear Stearns is prepared to receive, without comment or discussion (that is, in accordance with the obligations of the Board under the Merger Agreement), any clarifications you may wish to make with respect to your proposal. As you well know, we are otherwise obligated, under the terms of the Merger Agreement, not to engage in discussions with you regarding your proposal. Accordingly, you should treat this as a denial at this time of your request for additional meetings.

     Finally, your letter indicates that you had "questions regarding several transactions both completed and proposed involving ICH, Fortress and their affiliates." As with any other inquiries, please feel free to raise these questions in writing addressed to the Board, taking into account any concern you may have for your own liability for unfounded allegations of impropriety.

Sincerely,



__/S/ Wesley R. Edens____
Wesley R. Edens
Chairman of the Board and
Chief Executive Officer